SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 33-80178

SECOND QUARTER RESULTS FOR THE PERIOD ENDED MARCH 26, 2005

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

TEMBEC INDUSTRIES INC.

Filed in this Form 6-K

Documents index

  Management's Discussion and Analysis for the quarter ended March 26, 2005
  Consolidated Financial Statements
  Certification pursuant to Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings

TEMBEC INDUSTRIES INC.

Management's Discussion and Analysis
for the quarter ended March 26, 2005

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec Industries Inc.'s financial performance during its second quarter ended March 26, 2005. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended March 26, 2005 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 25, 2004. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation, amortization and other non-operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.
OVERVIEW

                                                                                                             Quarterly Results ($ millions)

1

OVERVIEW

Prior to fiscal 2005, the Company consisted of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. Due to organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Comparative figures for prior periods have been reclassified to conform with the new segment presentation.

During the December 2004 quarter, the Company adopted retroactively with restatement the new recommendations of Section 3110 of the Canadian Institute of Chartered Accountants (CICA) with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of Section 3110 were primarily related to landfill capping obligations. The adoption of Section 3110 reduced the prior year reported net earnings by $0.4 million.

MARCH 2005 QUARTER VS DECEMBER 2004 QUARTER

Sales increased by $15.3 million over the prior quarter. Higher selling prices across all segments and higher shipments in Forest Products generated the increase. Lower shipments in Pulp and Paper were a partial offset. Currency was not a factor as the Canadian $ averaged US $0.815, relatively unchanged from US $0.818 in the prior quarter.

2

MARCH 2005 QUARTER VS DECEMBER 2004 QUARTER

The $30.2 million increase in EBITDA was attributable to the previously noted higher prices. Manufacturing costs increased in Forest Products and Paper, but declined in Pulp.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

Interest, foreign exchange and other

Interest on indebtedness was relatively unchanged from the prior quarter. Approximately 94% of the Company's long-term debt is US $ denominated with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the Canadian Institute of Chartered Accountants (CICA) handbook with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the fiscal 2004.

The following tables summarize the change in the unamortized deferred gain on foreign exchange contracts during the last two quarters:

3

MARCH 2005 QUARTER VS DECEMBER 2004 QUARTER

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During the March 2005 quarter, the Company recorded a gain of $4.1 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.813 to US $0.823. In the prior quarter, the Canadian $ had also increased from US $0.784 to US $0.813 and the Company had recorded a gain of $17.4 million. The Company received proceeds of $41.4 million relating to foreign exchange contracts in the March quarter as compared to $23.9 million received in the December quarter.

The following tables summarize the change in the market value of derivative financial instruments during the last two quarters:

4

MARCH 2005 QUARTER VS DECEMBER 2004 QUARTER

Based on the fair market value of foreign exchange contracts at the end of the quarter and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

Gain on translation of foreign debt

During the March 2005 quarter, the Company recorded a gain of $16.7 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.813 to US $0.823. In the prior quarter, the Canadian $ had increased from US $0.784 to US $0.813, and the Company had recorded a gain of $54.6 million. The after-tax impact of the gain on translation of foreign denominated debt was $14.0 million as compared to the prior quarter after-tax gain of $45.7 million.

Unusual item

During the December 2004 quarter, the Company recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount includes a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The disbursement of the latter amount should occur over the next several quarters. The after-tax effect of the unusual charge was $14.2 million.

MARCH 2005 QUARTER VS DECEMBER 2004 QUARTER

Net loss

The Company generated a net loss of $25.0 million compared to a net loss of $4.6 million in the prior quarter. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principles (GAAP).

MARCH 2005 QUARTER VS MARCH 2004 QUARTER

Sales increased by $16.9 million over the same quarter a year ago. Higher volumes and prices of shipment in Forest Products increased sales by $36.0 million. This increase was offset by lower sales in Pulp and Paper, primarily volume related. Effective Canadian $ realizations were negatively impacted by the stronger Canadian $, which averaged US $0.815, an increase of approximately 8% over US $0.758 in the same quarter of the prior year.

The $16.3 million increase in EBITDA was driven primarily by the higher profitability of the Forest Products and Paper segments, which experienced higher prices, partially offset by higher manufacturing costs. Chemical segment prices and costs increased by similar amounts. This is to be expected for this segment, as selling prices are often contractually linked to raw material prices.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

MARCH 2005 QUARTER VS MARCH 2004 QUARTER

Interest, foreign exchange and other

Interest on indebtedness declined by $1.9 million primarily as a result of the stronger Canadian $. Approximately 94% of the Company's term debt is US $ denominated with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the March 2005 and 2004 quarters:

The remaining deferred gain will be amortized in quarterly amounts as per the following:

8

MARCH 2005 QUARTER VS MARCH 2004 QUARTER

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During the March 2005 quarter, the Company recorded a gain of $4.1 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.813 to US $0.823. In the prior year quarter, the Company had recorded a gain of $9.9 million. The Company received proceeds of $41.4 million relating to foreign exchange contracts in the March 2005 quarter as compared to $21.3 million in the March 2004 quarter.

The following tables summarize the change in the market value of derivative financial instruments during the March 2004 and 2005 quarters:

Based on the fair market value of foreign exchange contracts at the end of the quarter and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

MARCH 2005 QUARTER VS MARCH 2004 QUARTER

Gain on translation of foreign debt

During the March 2005 quarter, the Company recorded a gain of $16.7 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.813 to US $0.823. In the comparable period a year ago, the Canadian $ had decreased from US $0.765 to US $0.758, and the Company had recorded a loss of $13.4 million. The after-tax impact of the gain on translation of foreign denominated debt was $14.0 million as compared to the prior year after-tax loss of $11.2 million.

Net loss

The Company generated a loss of $25.0 million compared to a net loss of $58.5 million in the corresponding quarter of the prior year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principle (GAAP).

SIX MONTHS ENDED MARCH 2005 VS SIX MONTHS ENDED MARCH 2004 QUARTER

Sales increased by $139.4 million over the same period a year ago. Higher volumes and prices in Forest Products and higher volumes in Pulp generated the increase. Although our three largest business segments saw higher US $ reference prices, the effective Canadian $ realizations were negatively impacted by the stronger Canadian $, which averaged US $0.817, an increase of approximately 8% over US $0.759 in the same six month period of the prior year.

The $12.6 million increase in EBITDA was driven primarily by the higher profitability of the Forest Products and Paper segments, which benefited from higher prices. This was largely offset by lower profitability of the Pulp segment. All businesses were negatively impacted by higher manufacturing costs. Chemical segment prices and costs increased by similar amounts. This is to be expected for this segment, as selling are often contractually linked to raw material prices.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

SIX MONTHS ENDED MARCH 2005 VS SIX MONTHS ENDED MARCH 2004 QUARTER

Interest, foreign exchange and other

Interest on indebtedness declined by $4.4 million primarily as a result of the stronger Canadian $. Approximately 94% of the Company's term debt is US $ denominated with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the six month periods ended March 2005 and March 2004:

The remaining deferred gain will be amortized in quarterly amounts as per the following:

12

SIX MONTHS ENDED MARCH 2005 VS SIX MONTHS ENDED MARCH 2004 QUARTER

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During the six months ended March 2005, the Company recorded a gain of $21.5 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0.823. In the comparable period a year ago, the Canadian $ had increased from US $0.739 to US $0.758 and the Company had recorded a gain of $69.0 million. The Company received proceeds of $65.3 million relating to foreign exchange contracts during the six month period ended March 2005 as compared to $173.5 million in the comparable period a year ago. In the prior year, the Company had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills.

The following tables summarize the change in the market value of derivative financial instruments during the six month period ending March 2005 and March 2004:

Based on the fair market value of foreign exchange contracts at the end of the quarter and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

During the December 2003 quarter, the Company realized a gain of $22.7 million on the sale of shares of a Canadian publicly traded company, Slocan Forest Products. The shares were acquired in 2002 and subsequently appreciated in value as the result of Slocan's acquisition by a third party.

SIX MONTHS ENDED MARCH 2005 VS SIX MONTHS ENDED MARCH 2004 QUARTER

Gain on translation of foreign debt

During the six month period ended March 2005, the Company recorded a gain of $71.3 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.784 to US $0.823. In the comparable period a year ago, the Canadian $ had increased from US $0.739 to US $0.758, and the Company had recorded a gain of $41.6 million. The after-tax impact of the gain on translation of foreign denominated debt was $59.7 million as compared to the prior year after-tax gain of $34.9 million.

Unusual item

In the current year, the Company recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount included a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of the unusual charge was $14.2 million.

Net loss

The Company generated a loss of $29.6 million compared to a net loss of $6.5 million in the corresponding period of the prior year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principle (GAAP).

FOREST PRODUCTS

                                                                                                             Quarterly Results ($ millions)

March 2005 Quarter vs December 2004 Quarter

The Forest Products segment generated EBITDA of $19.5 million on sales of $360.8 million. This compares to EBITDA of $21.4 million on sales of $331.3 million in the prior quarter. Higher selling prices of SPF lumber and OSB accounted for the majority of the $29.5 million increase in sales. US $ reference prices for random lumber increased by approximately US $60 per mfbm while stud lumber increased by US $64 per mfbm. Currency did not impact revenues as the Canadian $ averaged US $0.815, similar to US $0.818 in the prior quarter. The net effect was an increase in EBITDA of $12.8 million or $34 per mfbm. Higher selling prices for OSB increased EBITDA by a further $5.0 million. The margins in Forest Products continued to be subject to lumber export duties. During the quarter, countervailing and antidumping duties totaled $24.4 million, compared to $23.2 million in the prior quarter. Since May 2002, the Company has incurred $268.5 million of duties, which remain subject to the resolution of the softwood lumber dispute. The increase in SPF revenues was offset by higher wood and processing costs. Seasonal weakness in specialty and engineered wood reduced EBITDA by a further $4.5 million.

15

FOREST PRODUCTS

March 2005 Quarter vs March 2004 Quarter

The Forest Products segment generated EBITDA of $19.5 million on sales of $360.8 million. This compares to EBITDA of $9.7 million on sales of $324.8 million in the comparable quarter of the prior year. Sales of SPF lumber increased by $38.4 million as a result of higher volumes and selling prices. US $ reference prices for random lumber were up by approximately US $34 per mfbm, while the reference price for stud lumber improved by US $96 per mfbm. A portion of the increase was offset by a stronger Canadian $, which averaged approximately 8% higher versus the
US $. As a result, the average selling price of SPF lumber increased by $55 per mfbm from the year ago quarter, increasing EBITDA by $20.3 million. The strength in SPF was partially offset by lower OSB prices, which reduced EBITDA by $2.2 million. The margins in Forest Products continued to be negatively impacted by lumber export duties. During the quarter, countervailing and antidumping duties totalled $24.4 million, down from $25.0 million incurred in the March 2004 quarter. The increase in SPF selling prices was partially offset by higher wood and processing costs.

Six months ended March 2005 vs six months ended March 2004

The Forest Products segment generated EBTIDA of $40.9 million on sales of $692.1 million. This compares to EBITDA of $14.6 million on sales of $597.0 million in the comparable six month period of the prior year. Sales of SPF lumber increased by $93.6 million as a result of higher volumes and selling prices. US $ reference prices for random lumber were up approximately US $37 per mfbm, while reference prices for stud lumber improved by US $89 per mfbm. A portion of the increase was offset by a stronger Canadian $, which averaged approximately 8% higher versus the US $. As a result, the average selling price of SPF lumber increased by $59 per mfbm from the six month period a year ago, increasing EBITDA by $43.4 million. The strength in SPF lumber was partially offset by lower OSB prices which reduced EBITDA by $14.3 million. The margins in Forest Products continued to be negatively impacted by lumber export duties. During the first six months of the fiscal year, countervailing and antidumping duties totalled $47.6 million, up from $41.4 million incurred in the same period of the prior year.

The following table summarizes duties expensed and remitted since May 2002.

16

PULP

                                                                                                             Quarterly Results ($ millions)

March 2005 Quarter vs December 2004 Quarter

The Pulp segment generated EBITDA of $4.3 million on sales of $347.0 million for the quarter ended March 2005 compared to negative EBITDA of $37.1 million on sales of $347.4 million in the December 2004 quarter. Total revenues were relatively unchanged with higher selling prices offset by lower shipments. US $ reference prices for pulp were higher in the March quarter. Currency did not impact revenues as the Canadian dollar averaged US $0.815, similar to US $0.818 in the prior quarter. The net price effect was an increase of $30 per tonne, increasing EBITDA by $15.2 million. The balance of the increase in EBITDA was attributable to lower manufacturing costs resulting primarily from fewer production curtailments in the current quarter versus the prior quarter. Total downtime in the March quarter was 2,400 tonnes compared to 48,100 tonnes in the prior quarter.

17

PULP

March 2005 Quarter vs March 2004 Quarter

The Pulp segment generated EBITDA of $4.3 million on sales of $347.0 million for the quarter ended March 2005, compared to EBITDA of $6.5 million on sales of $370.0 million in the March 2004 quarter. The $23.0 million decrease in sales was due to lower shipments. US $ reference prices for all grades of pulp increased by US $50 to US $80 per tonne over the year ago period. However, the stronger Canadian $, which averaged 8% higher versus the US $, completely offset the impact of the higher prices. The net effect was that selling prices and EBITDA remained relatively unchanged from the comparable quarter of 2004. Total downtime in the quarter was 2,400 tonnes compared to 4,900 tonnes in the year ago quarter.

Six months ended March 2005 vs six months ended March 2004

The Pulp segment generated negative EBITDA of $32.8 million on sales of $694.4 million for the six month period ended March 2005, compared to negative EBITDA of $6.9 million on sales of $668.8 million in the first half of fiscal 2004. The $25.6 million increase in sales was due to higher shipments, partially offset by lower selling prices. While the US $ reference prices for the various grades of pulp increased by US $20 per tonne to US $52 per tonne, it was not sufficient to offset the impact of the stronger Canadian $, which averaged 8% higher versus the US $. The net price effect was a reduction of $31 per tonne, reducing EBITDA by $15.6 million. The balance of the decline in EBITDA was attributable to higher manufacturing costs associated with production curtailments taken in the first six months of the year compared to those of the comparable period a year ago. Total downtime in the period was 50,500 tonnes, compared to 44,900 tonnes in the same six month period of fiscal 2004.

18

PAPER

                                                                                                             Quarterly Results ($ millions)

March 2005 Quarter vs December 2004 Quarter

The Paper segment generated negative EBITDA of $9.4 million on sales of $224.9 million. This compares to negative EBITDA of $0.6 million on sales of $232.5 million in the prior quarter. Sales declined by $7.6 million as a result of lower shipments, primarily newsprint, partially offset by higher prices for newsprint and coated paper. US $ reference prices for newsprint and coated paper increased by US $4 per tonne and US $15 per tonne respectively. Currency did not impact revenues as the Canadian $ averaged US $0.815, similar to US $0.818 in the prior quarter. The net price effect was an increase of $18 per tonne, increasing EBITDA by $4.5 million. The higher revenues were more than offset by increased manufacturing costs of $13.3 million related to purchased energy and higher operating costs at the St. Francisville, Louisiana and Kapuskasing, Ontario facilities, with the latter incurring a two week shutdown in January 2005 in response to high seasonal electricity prices.

19

PAPER

March 2005 Quarter vs March 2004 Quarter

The Paper segment generated negative EBITDA of $9.4 million on sales of $224.9 million. This compares to negative EBITDA of $15.0 million on sales of $236.2 million in the same quarter a year ago. Sales declined by $11.3 million as a result of lower shipments, primarily newsprint, partially offset by higher selling prices. The decline in newsprint shipments is related to the shutdown of a paper machine at the Kapuskasing, Ontario facility in February 2004. US $ reference prices increased for all grades of paper, however, this was partially offset by a stronger Canadian $, which averaged 8% higher versus the US $. The net price effect was an increase of $50 per tonne, increasing EBITDA by $12.4 million. The segment's performance was negatively impacted by a $6.9 million increase in manufacturing costs, primarily for chemicals and energy.

Six months ended March 2005 vs six months ended March 2004

The Paper segment generated negative EBITDA of $10.0 million on sales of $457.4 million. This compares to negative EBITDA of $17.1 million on sales of $458.1 million in the comparable six month period a year ago. Although sales were relatively unchanged, they were impacted by two offsetting items, namely lower shipments and higher selling prices. The decline in newsprint shipments is related to the permanent shutdown of a paper machine at the Kapuskasing, Ontario facility. US $ reference prices increased for all grades of paper, however, this was partially offset by a stronger Canadian $, which averaged 8% higher versus the US $. The net price effect was an increase of $36 per tonne, increasing EBITDA by $18.6 million. The segment's performance was negatively impacted by a $11.5 million increase in manufacturing costs, primarily for chemicals and energy.

20

FINANCIAL POSITION

Cash flow from operations before working capital changes for the first six months of fiscal 2005 was negative $7.0 million, a $118.6 million decline from the comparable period a year ago. The reduced cash flow is due primarily to a $105.1 million decline in proceeds from derivative financial instruments. In the year ago period, the Company had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills. For the six months ended March 2005, non-cash working capital items used $110.4 million, as compared to $112.6 million used by the same items in the prior year. The working capital increase relates primarily to the seasonal accumulation of timber inventories that occurs during the fall and winter periods. These inventories will be consumed over the next six months and working capital will be reduced accordingly. After allowing for net fixed asset additions of $62.7 million, "free cash flow" for the first six months of fiscal 2005 was negative $69.7 million versus a positive amount of $64.2 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to relatively low EBITDA brought on by difficult market conditions, the stronger Canadian $ and significant export duties on lumber shipped to the US, the Company has continued to curtail capital expenditures. During the six month period, net fixed asset additions totalled $62.7 million compared to $47.4 million in the prior year. The amount spent is equal to 52% of fixed asset depreciation and 3.5% of sales.

At the end of March 2005, Tembec had cash, temporary investments and derivative financial instruments of
$82.3 million plus unused operating lines of $149.0 million. At the date of the last audited financial statements, the Company had cash, temporary investments and derivative financial instruments of $184.2 million and unused operating lines of $253.8 million.

The following table summarizes availability of operating lines by major area:

The Company had in place a $140.0 million committed 364-day facility, which expired in March 2005. It was replaced by a new three-year committed facility of $150 million. The new facility is secured by receivables and inventory and is not subject to maintenance tests. The Company currently has in place a $100 million committed 364-day facility renewable in June 2005. The Company is in the process of renewing this facility. It is confident it will be able to obtain renewal approval or secure alternate credit on similar terms and conditions.

SUBSEQUENT EVENT

On April 18, 2005, the Company announced the permanent closure of a sawmill in La Sarre, Quebec. This will result in an unusual charge of $14.6 million relating to the reduction of the carrying value of the facility. Employee severance and other closure costs amounting to $5.3 million will also be recorded. The after-tax effect of $13.1 million will be recorded in the June 2005 quarter.

21

TEMBEC INDUSTRIES INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

22

TEMBEC INDUSTRIES INC. CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and six months ended March 26, 2005 and March 27, 2004
(unaudited) (in millions of dollars, unless otherwise noted)

TEMBEC INDUSTRIES INC. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and six months ended March 26, 2005 and March 27, 2004
(unaudited) (in millions of dollars)

23

TEMBEC INDUSTRIES INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and six months ended March 26, 2005 and March 27, 2004
(unaudited) (in millions of dollars)

24

TEMBEC INDUSTRIES INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended March 26, 2005 and March 27, 2004
(unaudited) (in millions of dollars)

25

TEMBEC INDUSTRIES INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION

Six months ended March 26, 2005 and March 27, 2004
(unaudited) (in millions of dollars)

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Significant accounting policies

  Basis of presentation

  These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 25, 2004.

  Changes in accounting policies

  Effective September 26, 2004, the Company adopted retroactively with restatement the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3110 with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of CICA Handbook Section 3110 were primarily related to landfill capping obligations. The adoption of CICA Handbook Section 3110 has decreased the September 25, 2004 retained earnings by $1.4 million, increased net fixed assets by $1.1 million, decreased future income taxes by $0.7 million and increased liabilities by $3.2 million.

  Effective October 1st, 2003, the CICA introduced new recommendations under CICA Handbook Section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Previously, the Company, along with others in the Forest Industry, presented sales net of shipping, handling costs and countervailing and anti-dumping duties. As a result of applying this new standard, the Company has removed its reference to gross and net sales.

  Effective September 28, 2003, the Company adopted the new recommendations of CICA Handbook Section 3063 with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The work conducted at September 25, 2004 did not indicate impairment of long-lived assets.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Significant accounting policies (cont.)

  Changes in accounting policies (cont.)

  Effective September 28, 2003, the Company applied the accounting treatment prescribed by Emerging Issues Committee ("EIC") EIC-128 of the CICA Handbook with respect to the accounting for trading, speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a mark to market valuation basis and the deferred gain recognized at the beginning of the fiscal year is being amortized into earnings based on the original maturity dates of the derivative financial instruments. As a result of applying EIC-128 of the CICA Handbook, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at September 28, 2003 and the same amount was also recognized as an asset on the balance sheet.

  Business of the Company

  The Company operates an integrated forest products business. Prior to the December 2004 quarter, the Company consisted of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. Due to recent organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Comparative figures for prior periods have been reclassified to conform with the new segment presentation. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

  Acquisitions and Business Combinations

  2004

  On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc ("BTLSR") a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of US $3.0 million (Canadian $3.7 million).

  On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre
  ("La Sarre Senneterre"), Quebec from Nexfor Inc.

  On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Acquisitions and Business Combinations

  Details of the acquisitions are as follows:

  Commitments and contingencies

  Countervailing and antidumping duties

  In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

  Countervailing duty

  Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the US between September 29, 2002 and September 27, 2003. A charge of $68.3 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. During the December 2004 quarter, a charge of $14.8 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and December 25, 2004. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18%. On February 17, 2005, the rate was further corrected to 16.37%. The Company has adjusted its cash deposits. During the March 2005 quarter, a charge of $15.3 million was incurred relating to lumber shipments to the U.S. between December 26, 2004 and March 26, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Commitments and contingencies (cont.)

  Antidumping duty

  Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $43.1 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. During the December 2004 quarter, a charge of $8.4 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and December 25, 2004. On December 20, 2004, the USDOC increased the antidumping duty deposit to 10.59%. On February 17, 2005, the rate was further corrected to 9.1%. The Company has adjusted its cash deposits. During the March 2005 quarter, a charge of $9.1 million was incurred relating to lumber shipments to the U.S. between December 26, 2004 and March 26, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

  The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

  The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results:

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Long-term debt

  The Marathon joint venture does not meet certain financial covenants on its revolving operating line and its term loan with a syndicate of banks. As a result, the operating line, which expired in March 2005, has not been renewed pending the outcome of ongoing discussions with the syndicate. The term loan of $13.8 million has been included in the current portion of the long term debt. There is no recourse to the shareholders on either of these loan facilities.

  Interest, foreign exchange, and other

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Unusual item

  During the December 2004 quarter, as a result of a major restructuring of its sawmills in North Eastern Ontario, the Company recorded a non-cash charge of $15.5 million relating to the reduction of the carrying value of the fixed and other assets of two sawmills that will be permanently closed. Employee severance and other closure costs amounting to $4.8 million were also recorded. Nothing has been paid with respect to these costs. The after-tax effect of theses charges was $14.2 million.

  Income Taxes

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Employee Future Benefits

  EBITDA

  EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

  In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Subsequent event

  On April 18, 2005, the Company announced the permanent closure of a sawmill in La Sarre, Quebec. This will result in an unusual charge of $14.6 million relating to the reduction of the carrying value of the facility. Employee severance and other closure costs amounting to $5.3 million will also be recorded. The after-tax effect of $13.1 million will be recorded in the June 2005 quarter.

  Comparative figures

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

34

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Frank A. Dottori, President and Chief Executive Officer of Tembec Industries Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tembec Industries Inc., (the issuer) for the interim period ending March 26, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 28, 2005

   (s) Frank A. Dottori

Frank A. Dottori
President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Michel Dumas, Executive Vice President, Finance and Chief Financial Officer of Tembec Industries Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tembec Industries Inc., (the issuer) for the interim period ending March 26, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 28, 2005

   (s) Michel Dumas

Michel Dumas
Executive Vice President, Finance and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

signed: Antonio Fratianni___________________
Antonio Fratianni
General Counsel and Corporate Secretary

Date: May 24, 2005